6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 28, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the Registrant files
                  or will file annual reports under cover Form
                                20-F or Form 40-F


                              Form 20-F X Form 40-F


           Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                  BASF Makes a Strong Start to 2005


    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--April 28, 2005--

    --  Sales grow strongly due to higher volumes and prices

    --  EBIT before special items up 33 percent

    --  Cash flow increases further

    --  Outlook for full year 2005 remains positive

    In the first quarter of 2005, BASF's (NYSE:BF) (FWB:BAS) (LSE:BFA) performance followed on smoothly from the very good fourth quarter of 2004. "We are constantly improving our portfolio according to the motto 'Building strengths and eliminating weaknesses.' This creates the conditions that are needed to ensure that we will continue to earn a premium on our cost of capital in the future," said Dr. Juergen Hambrecht, Chairman of the Board of Executive Directors, when commenting on the company's first-quarter figures at BASF's 53rd Annual Meeting on April 28, 2005. The good first quarter gives Hambrecht grounds for optimism: "Demand for our products remains strong. We are attempting to counter very high raw materials costs, which are continuing to rise in some cases, with further price increases. We are also rigorously implementing our restructuring measures to ensure our long-term competitiveness."
    First-quarter sales increased by 11 percent compared with the strong first quarter of 2004 to over EUR 10 billion. Growth was primarily due to price increases. Sales volumes were higher than in the first quarter of 2004, in particular in the Chemicals and Plastics segments. Sales rose by 14 percent if divestitures and currency fluctuations are not taken into account.
    Compared with the previous year, income from operations (EBIT) before special items climbed 33 percent to EUR 1.6 billion. In the Chemicals and Plastics segments, where capacity utilization was predominantly high, there was a significant improvement in margins and earnings. The Performance Products segment increased earnings despite the divestiture of the printing systems business. Further reductions in fixed costs contributed to the positive earnings trend throughout the chemical businesses. Earnings in the Agricultural Products & Nutrition segment declined slightly due to unsatisfactory profitability in the Fine Chemicals division. In the Oil & Gas segment, earnings benefited from high oil prices.
    First-quarter EBIT after special items rose 39 percent to EUR 1.5 billion. Special items were related to various restructuring measures that are recorded under "Other" until implementation in the course of the year.
    The financial result improved in particular due to higher earnings from the stake in the Basell joint venture, which BASF is planning to divest. Income before taxes and minority interests increased by 49 percent to EUR 1.5 billion.
    The tax rate was 40 percent compared with 47 percent in the first quarter of 2004. The decline was due to the higher contribution to earnings from the NAFTA region. In addition, a charge for the tax effect of planned dividend distributions from Group companies was included in the first quarter of 2004. Income taxes contain taxes for oil production that are noncompensable with German corporate income tax. These oil production taxes increased from EUR 138 million to EUR 198 million due to higher income from operations from the exploration for and production of oil.
    Compared with the first quarter of 2004, net income climbed 66 percent to EUR 861 million. Earnings per share in the first quarter were EUR 1.60 compared with EUR 0.94 in the same period of the previous year.

    Outlook for 2005 remains positive

    In 2005, Hambrecht continues to expect global chemical production to grow by approximately 3 percent, although the growth is likely to vary widely from region to region.
    The company has increased its forecast for the average price of Brent crude oil from $35 to $45 per barrel; its forecast for the average euro/dollar exchange rate remains unchanged at $1.30 per euro.
    The strong start in the first quarter gives Hambrecht grounds for optimism. The company expects higher sales and to follow on from the high level of EBIT before special items (IFRS) posted in 2004, if possible exceeding it. Uncertain factors continue to be the development of oil prices and the U.S. dollar, as well as the political situation in regional troublespots.
    Sales increase in all regions - North America triples EBIT before special items
    Companies in Europe increased sales by 8 percent in the first quarter of 2005. EBIT before special items rose by EUR 222 million to EUR 1.1 billion. This was due in particular to higher margins and a further reduction of fixed costs in the Chemicals and Plastics segments.
    In Germany, the increase in sales and earnings was due to the improvement in the Oil & Gas segment.
    In North America (NAFTA), sales by location of company improved by 24 percent in dollar terms. EBIT before special items tripled from EUR 90 million to EUR 271 million. All segments contributed to this growth. The Chemicals segment performed particularly strongly due to good capacity utilization of the steam cracker in Port Arthur, Texas, combined with favorable margins for cracker products. The Agricultural Products division also posted significantly higher earnings as a result of strong demand for fungicides.
    In Asia Pacific, companies increased sales in local currency terms by 19 percent. The sales growth was due in particular to MDI and polyurethanes systems in the Polyurethanes division. The new plant for PolyTHF(R) in Caojing, China, successfully started operations, and this will be followed by the THF plant in the second quarter. At the Verbund site in Nanjing, China, the startup of the world-scale plants is also proceeding according to schedule. EBIT before special items was negatively impacted by startup costs for the two new sites.
    In South America, Africa, Middle East, sales by location of company increased by 4 percent in local currency terms. EBIT before special items declined by EUR 7 million to EUR 71 million. In South America, sales and earnings in the Agricultural Products division did not reach the previous year's very strong level because dry weather reduced demand for fungicides. The Plastics and Performance Products segments posted higher sales and earnings.
    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than EUR 37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York
(BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.
    On April 28, 2005, you can also obtain further information from the Internet at the following addresses:

Interim Report (from 7:30 a.m. CEST)
www.basf.de/interimreport (English)
www.basf.de/zwischenbericht (German)

Press release (from 7:30 a.m. CEST)
www.basf.de/pressrelease (English)
www.basf.de/presseinformation (German) englisch:

Live-Transmission - Speech Dr. Juergen Hambrecht
(from 10:00 a.m. CEST)
www.basf.de/shareholdermeeting (English)
www.basf.de/hauptversammlung (German)


    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

First-Quarter Results 2005
January - March 2005, published on April 28, 2005

BASF makes a strong start to 2005
Overview BASF Group

                                                   1st Quarter
                                                                Change
Million EUR                                   2005      2004     in %
Sales                                       10,083     9,051     11.4
Income from operations before interest,
 taxes
amortization and depreciation (EBITDA)       2,019     1,614     25.1
Income from operations (EBIT) before
 special items                               1,563     1,175     33.0
Income from operations (EBIT)                1,499     1,075     39.4
Financial result                                45       (40)       .
Income before taxes and minority
 interests                                   1,544     1,035     49.2
Net income                                     861       520     65.6
Earnings per share (EUR  )                    1.60      0.94     70.2
EBIT before special items in percent of
 sales                                        15.5      13.0        -
Cash provided by operating activities        1,104       988     11.7
Additions to fixed assets(A)                   362       518    (30.1)
Amortization and depreciation(A)               520       539     (3.5)
Segment assets (end of period)(B)           27,374    27,673     (1.1)
Personnel costs                              1,277     1,297     (1.5)
Number of employees (end of period)         81,335    85,617     (5.0)


    (A) Tangible and intangible fixed assets (including acquisitions)

    (B) Tangible and intangible fixed assets, inventories and business-related receivables

    Starting from January 1, 2005, the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). The previous year's figures have been restated in accordance with IFRS (see also the explanations on page 15 ff).

Contents

1    BASF Group Business Review and Outlook
4    Chemicals
5    Plastics
6    Performance Products
7    Agricultural Products & Nutrition
8    Oil & Gas
9    Regions
10   Consolidated Statements of Income
11   Consolidated Balance Sheets
12   Consolidated Statements of Cash Flows
13   Consolidated Statements of Equity
14   Segment Reporting

    Effects of the Transition to International Financial Reporting Standards (IFRS)


Perfect silicon disks

    Modern computers have little room to spare with as many as a billion transistors per square centimeter jostling for position on their processors and memory chips. Imagine the entire population of India holidaying in Washington DC and you'll have some idea of the density. What makes it possible is that transistors are so small. And that, in fact, is the biggest challenge in their production. Circuits this tiny can be paralyzed by a particle smaller than a flu virus. A single misplaced atom may render a chip useless.

Microchip production is complicated

    More than 600 working steps are required to turn the raw material, quartz sand, into a modern processor. Most of these steps require the use of special chemicals, for example to clean and etch silicon chips. "BASF is a leading manufacturer of electronic chemicals," says Claus Poppe, Director Global Business Management for Electronic Chemicals. "At least one BASF product was used in the production of any microchip manufactured today." The first step is to get silicon (the building material for most microchips) from simple quartz sand. To clean the "dirty" silicon produced, technicians convert it into a clear liquid that is easily purified by multiple distillations. The much cleaner silicon emerging from this process is ready for the next step, in which specialists use the Czochralski method to grow impressive shiny silver crystals up to two meters tall with a perfect interior structure. Special saws cut these crystals into paper-thin wafers that form the basis of microchip production, but they need to be smoothed down first and polished to a shine. Again, a number of high-purity BASF chemicals such as nitric acid, sulfuric acid and hydrochloric acid are used for the polishing and cleaning process. The finished wafers are round disks measuring up to 30 centimeters across. Their surface has to be absolutely perfect. The tolerance for irregularities is limited to one fifty-thousandth of the diameter of a human hair. When computers were first produced, technicians were able to solder transistors by hand. Today's tiny circuits call for a different technique. The modern technology for etching transistors onto wafers is called photo-lithography. In this process, specialists first apply a barrier layer to the silicon which they illuminate through a mask. The layer dissolves at the sites exposed to light and the underlying silicon layer is etched. Chip manufacturers treat the etched locations with chemicals and repeat the process a number of times, building up transistors layer by layer, like building houses from layers of blocks. But dirt is everywhere. Metal devices invariably give off unwanted atoms. Humans transmit impurities by a mere touch or breath. That's not counting the approximately half a billion particles of dust floating around a normal room. For this reason every step of chip manufacture takes place in pristine working areas where all the furnishings are plastic and filters are installed to remove the last particle of dust from the ambient air. Anyone entering these facilities must wear a full set of protective gear including gloves and a face mask. "Finished microchips must be absolutely free of contaminants, so the chemicals that are used in their manufacture have to be extremely pure," explains Dr. Karl-Rudolf Kurtz, head of BASF's Electronic Materials business unit. "BASF currently supplies around 30 chemicals of electronic grade purity." BASF is equipped with cleanroom labs to check the chemicals' purity before they are delivered to chip manufacturers. "We have the technology to detect impurities in trace amounts of less than one microgram per tonne of product."

The Prospects

    BASF is a leading supplier of chemicals to the semiconductor industry. The global electronic chemical business acquired from Merck KGaA at the start of 2005 significantly strengthens BASF's market position. Electronic chemicals distribution is organized in a global business management system for easier ordering and shorter delivery times. BASF was conferred the UK gas supplier BOC Edwards' Supplier Quality Award for the reliability and quality of its electronic gases hydrogen chloride and ammonia. BASF is also the world's only supplier of hydroxylamine free base, a highly active solvent for cleaning microchips.


BASF Group Business Review and Outlook

-  Sales grow strongly due to higher volumes and prices
-  EBIT before special items up 33%
-  Cash flow increases further
-  Outlook for full year 2005 remains positive

Sales

    We increased sales in the first quarter of 2005 by 11% compared with the same period of 2004 to EUR10.1 billion. Growth was primarily due to price increases. Sales volumes were higher than in the strong first quarter of 2004, in particular in the Chemicals and Plastics segments. Sales rose by 14% if divestitures and currency fluctuations are not taken into account.

Factors influencing sales in comparison
with previous year
1st Quarter               % of sales
Volumes                                    1
Prices                                    13
Currencies                                (2)
Acquisitions/divestitures                 (1)
Total                                     11


Sales by segment, 1st Quarter 2005
Million EUR
Chemicals      2005         1,822        15%
               2004         1,582
Plastics       2005         2,800        21%
               2004         2,307
Performance    2005         1,908       (1)%
Products       2004         1,929
Agricultural   2005         1,354       (6)%
Products &
 Nutrition     2004         1,441
Oil & Gas      2005         1,840        32%
               2004         1,394

    The Chemicals and Plastics segments increased sales as a result of overall strong volumes and higher sales prices.

    The Performance Products segment also benefited from increased sales prices, although the loss in sales following the divestiture of the printing systems business could not be compensated for completely. Sales in the Agricultural Products & Nutrition segment declined due to weather conditions and lower sales prices in the Fine Chemicals division. The Oil & Gas segment posted the strongest sales growth in percentage terms as a result of high oil prices.



Special items          1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
Million EUR            2005  2004  2005  2004  2005  2004  2005  2004
Special items in
    Income from
     operations         (64) (100)        (16)        (96)        175
    Financial result      -   (21)         (1)        (16)       (580)
    Income before
     taxes and
     minority
     interests          (64) (121)        (17)       (112)       (405)

    Earnings

    Compared with the previous year, we increased income from operations (EBIT) before special items by 33% to EUR1,563 million.

    In the Chemicals and Plastics segments, where capacity utilization was predominantly high, there was a significant improvement in margins and earnings. The Performance Products segment increased earnings despite the divestiture of the printing systems business. Further reductions in fixed costs contributed to the positive earnings trend throughout the chemical businesses. Earnings in the Agricultural Products & Nutrition segment declined slightly due to unsatisfactory profitability in the Fine Chemicals division. In the Oil & Gas segment, earnings benefited from high oil prices.

    First-quarter EBIT after special items climbed 39% to EUR1,499 million. Special items were related to various restructuring measures that are recorded under "Other" until implementation in the course of the year.

    The financial result improved in particular due to higher earnings from our stake in the Basell joint venture, which we are planning to divest. We increased income before taxes and minority interests by 49% to EUR1,544 million.


EBIT before special items, 1st Quarter
 2005
Million EUR
Chemicals           2005       426   70%
                    2004       251
Plastics            2005       269   74%
                    2004       155
Performance         2005       225    7%
Products            2004       210
Agricultural        2005       296  (1)%
 Products
& Nutrition         2004       300
Oil & Gas           2005       484   41%
                    2004       343


    The tax rate was 40% compared with 47% in the first quarter of 2004. The decline was due to the higher contribution to earnings from the NAFTA region. In addition, a charge for the tax effect of planned dividend distributions from Group companies was included in the first quarter of 2004. Income taxes contain taxes for oil production that are noncompensable with German corporate income tax. These oil production taxes increased from EUR138 million to EUR198 million due to higher income from operations from the exploration and production of oil.

    Compared with the first quarter of 2004, net income climbed 66% to EUR861 million. Earnings per share in the first quarter were EUR1.60 compared with EUR0.94 in the same period of the previous year.


Outlook

    We continue to expect global chemical production to grow by approximately 3% in 2005, although the growth is likely to vary widely from region to region.

    We have increased our forecast for the average price of Brent crude from $35 to $45 per barrel; our forecast for the average euro/dollar exchange rate remains unchanged at $1.30 per euro.

    Demand for our products remains strong. We are attempting to counter very high raw materials costs, which are continuing to rise in some cases, with further price increases in accordance with our "value over volume" concept. The major highlight in the further course of the year will be the startup of our new Verbund site in Nanjing, China. We are rigorously implementing our restructuring measures to ensure our long-term competitiveness. The strong start in the first quarter gives us grounds for optimism. We expect to achieve higher sales and follow on from the high level of EBIT before special items (IFRS) posted in 2004, if possible exceeding it. Uncertain factors continue to be the development of oil prices and the U.S. dollar, as well as the political situation in regional troublespots.

    Significant events

    Starting from January 1, 2005, the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). The previous year's figures have been restated; the effects of the changes are explained on page 15 ff.

    On April 11, BASF and its partner Gazprom announced a memorandum of understanding to further strengthen their partnership. The two partners will jointly develop the Yushno Russkoje natural gas field in western Siberia and jointly participate in the construction of the planned North European Gas Pipeline (NEGP) across the Baltic Sea. In addition, Gazprom will increase its stake in the WINGAS joint venture from currently 35%, and will thus become more heavily involved in the joint marketing of natural gas in Europe.

    On April 15, BASF acquired the electronic chemicals business of Merck KGaA, Darmstadt, Germany. The acquisition includes production sites and distribution centers for high-purity chemicals in Asia and Europe. As of this date, these activities will be assigned to the Inorganics division of the Chemicals segment and reported accordingly.

    On April 19, BASF announced that it would continue with its share buyback program, and plans to buy back shares for EUR1.5 billion in 2005.


BASF shares                   1st
                               Quarter   Full year
                              2005       2004
Share price (end of
 period)(A) (EUR)               54.69         53.00
High(A) (EUR)                   58.30         53.00
Low(A) (EUR)                    51.34         40.49
Average daily trade
 (million shares)(A)               2.60          2.71
BASF share performance(B)          3.2%         22.8%
DAX 30 performance(B)              2.2%          7.3%
EURO STOXX 50 performance(B)       3.8%          9.4%
Market capitalization (end
 of period)
(billion EURO)                   29.3          28.7
Number of shares (end of
 period)
(million shares)                535.3         541.2


(A) XETRA trading
(B) with dividends reinvested


Chemicals
-  Higher volumes and sales growth
-  Earnings rise strongly by 70%
-  High capacity utilization and further reduction of fixed costs



Overview Chemicals                           1st Quarter
                                                         Change in
Million EUR                             2005       2004   %
Sales                                  1,822      1,582         15
Thereof    Inorganics                    207        201          3
    Petrochemicals                     1,136        919         24
    Intermediates                        479        462          4
EBITDA                                   544        354         54
EBIT before special items                426        251         70
EBIT before special items in
 percent of sales                       23.4       15.9          -
EBIT                                     426        234         82


All divisions increased sales and earnings. Price increases to pass on higher raw materials costs were the prime reason for the rise in sales to EUR1.8 billion (volumes 5%, portfolio 1%, prices 12%, currencies -3%). Earnings increased significantly, in particular due to improved margins, high capacity utilization and a further reduction in fixed costs.

   Inorganics

    Strong demand for our inorganic specialties, electronic chemicals and catalysts led to an increase in sales. We also improved earnings due to our measures to reduce fixed costs, for example the use of new production technologies for basic chemicals. By acquiring the electronic chemicals business of Merck KGaA, we are further expanding our activities in this high-growth business area.

    Petrochemicals

    Sales climbed significantly thanks to price increases in all product lines, in particular for cracker products. We benefited from strong demand for plasticizers and solvents. As a result of higher margins and very good capacity utilization, earnings increased considerably compared with the same period of 2004. Raw materials costs remain extremely high. In the second quarter, we will start operations at the steam cracker and further world-scale plants at our Verbund site in Nanjing, China.

    Intermediates

    The previous year's positive trend with regard to sales volumes and prices continued in Europe and North America (NAFTA). Demand for butanediol and its derivatives was particularly strong. We achieved higher margins and earnings by further increasing prices. We successfully started operations at our new plant for PolyTHF(R) in Caojing, China. PolyTHF(R) is an important precursor for elastic fibers used, for example, in sportswear.


Plastics

-         Strong sales growth primarily due to price increases
-         Earnings climb 74%
-         Portfolio further optimized


Overview Plastics                              1st Quarter
                                                              Change
Million EUR                              2005         2004     in %
Sales                                   2,800        2,307         21
Thereof    Styrenics                    1,136          918         24
    Performance Polymers                  689          613         12
    Polyurethanes                         975          776         26
EBITDA                                    380          274         39
EBIT before special items                 269          155         74
EBIT before special items in
 percent of sales                         9.6          6.7          -
EBIT                                      268          154         74


    Sales again rose significantly due to higher prices and sales volumes (volumes 3%, prices 20%, currencies -2%). Earnings in the Performance Polymers and Polyurethanes divisions increased considerably. In the Styrenics division, earnings were below the level of the first quarter of 2004.

    Styrenics

    Higher sales prices led to an increase in sales, but this did not compensate for the significant increase in the cost of the division's most important raw material, benzene. This margin pressure resulted in a decline in earnings. We intend to improve profitability by increasing prices and by further optimizing the portfolio.

    Performance Polymers

    Sales growth resulted from continuous price increases throughout the product portfolio and expansion of the engineering plastics business. Earnings increased significantly. This was due primarily to the realization of synergies from the integration of the engineering plastics businesses acquired in prior years as well as the optimization of production, in particular in Europe and North America (NAFTA).

    In the United States, our customer Mann + Hummel Inc. named BASF "Perfect Supplier 2004."

    In Asia, we intend to strengthen our engineering plastics business with a new compounding plant in Shanghai, China, and by expanding the compounding plant in Pasir Gudang, Malaysia.

    Polyurethanes

    Sales increased considerably in all regions. High prices for important raw materials were passed on to the market in the form of price increases, thus allowing the division to achieve further profitable growth. The expansion of MDI capacity at the site in Antwerp, Belgium, from 360,000 to 450,000 metric tons per year is scheduled for completion in early May 2005.


Performance Products

-         Higher sales from ongoing business
-         Profitable growth in Functional Polymers boosts earnings
-         Closer cooperation with customers on innovative products



Overview Performance Products                  1st Quarter
                                                              Change
Million EUR                              2005         2004     in %
Sales                                   1,908        1,929         (1)
Thereof    Performance Chemicals          694          796        (13)
    Coatings                              472          505         (7)
    Functional Polymers                   742          628         18
EBITDA                                    304          294          3
EBIT before special items                 225          210          7
EBIT before special items in
 percent of sales                        11.8         10.9          -
EBIT                                      224          203         10


    Sales from ongoing business increased by 5% compared with the previous year due to higher prices (volumes -1%, portfolio -6%, prices 8%, currencies -2%). Earnings also improved.

    Performance Chemicals

    The decline in sales was due to the divestiture of the printing systems business in the fourth quarter of 2004. Sales from ongoing business increased, in particular due to the contribution from performance chemicals for detergents and formulators and for the automotive and oil industry. Earnings were slightly lower due to the divestiture of the printing systems business. On the basis of ongoing business, however, earnings increased, thanks to a reduction in fixed costs.

    Coatings

    Sales were below the previous year's level due to a decline in sales of automotive coatings. Together with a further increase in raw materials costs, this resulted in a decline in earnings. The profitability of the industrial coatings business developed positively due to streamlining of the portfolio and optimization of production.

    We have further extended our cooperation with key customers. For example, we act as a system supplier to BMW in China. In the important Japanese automobile market, we have further strengthened our position by acquiring our partner's shares in the joint venture BASF NOF
Coatings.

    Functional Polymers

    We grew profitably and faster than the market due to our innovative product portfolio and close cooperation with our customers. Sales increased significantly, in particular for acrylic monomers, dispersions for architectural coatings, carpet coatings and paper dispersions. Earnings also increased significantly because we passed on higher raw materials costs to the market by increasing our sales prices. We achieved the strongest earnings growth in North America (NAFTA). We have added cyclohexyl methacrylate (CHM) - a special acrylate to improve automotive coatings - to our product portfolio, and have successfully started production at our Ludwigs-hafen site.


Agricultural Products & Nutrition
-         Agricultural Products: profitability further increased
-         Fine Chemicals: earnings situation unsatisfactory



Overview Agricultural Products                 1st Quarter
                                                              Change
Million EUR                              2005         2004     in %
Sales                                     959          983         (2)
EBITDA                                    332          302         10
EBIT before special items                 276          254          9
EBIT before special items in
 percent of sales                        28.8         25.8          -
EBIT                                      284          234         21


    The slight decline in sales (volumes -3%, prices 2%, currencies -1%) was primarily due to weather conditions which reduced the use of crop protection products in Europe and South America. This was partially offset by significantly higher demand for fungicides in North America, where our customers are preparing to combat Asian soybean rust. A higher value product portfolio and improved cost structures led to a further increase in earnings.

    We are currently working to develop six new crop protection active ingredients, on a new herbicide tolerance project and on products to protect seeds with established active ingredients. These product innovations have a total peak sales potential of EUR700 million and will be ready for market in the coming years. A further seven crop protection active ingredients with peak sales of EUR1 billion are currently being introduced to the market. We have one of the most promising pipelines in the industry.



Overview Fine Chemicals                        1st Quarter
                                                             Change in
Million EUR                             2005         2004     %
Sales                                    395          458         (14)
EBITDA                                    50           79         (37)
EBIT before special items                 20           46         (57)
EBIT before special items in
 percent of sales                        5.1         10.0           -
EBIT                                      20           46         (57)


    The decline in sales (volumes -1%, portfolio -2%, prices -10%, currencies -1%) was primarily due to the severe decline in the price of lysine, the highest volume product in our portfolio. In addition, sales volumes of pharmaceutical active ingredients and premixes were lower than in the first quarter of 2004. Organic acids and aroma chemicals, however, continued to grow strongly. Earnings declined due to the overall negative trend in sales volumes and prices. To some extent, the decline was offset by the reduction of fixed costs. We are addressing the challenging competitive environment through active portfolio management, further cost-reduction measures, a closer focus on innovative products as well as close cooperations with our customers.


    Oil & Gas

    - Positive sales and earnings development due to considerably higher oil prices

    - New customers in natural gas trading

    - Successful cooperation with Gazprom extended further



Overview Oil & Gas                           1st Quarter
                                                         Change in
Million EUR                             2005       2004   %
Sales                                  1,840      1,394         32
Thereof    Exploration and
 production                              693        527         31
    Natural gas trading                1,147        867         32
EBITDA                                   590        429         38
Thereof    Exploration and
 production                              459        304         51
    Natural gas trading                  131        125          5
EBIT before special items                484        343         41
Thereof    Exploration and
 production                              386        249         55
    Natural gas trading                   98         94          4
EBIT before special items in
 percent of sales                       26.3       24.6          -
    Exploration and production          55.7       47.2          -
    Natural gas trading                  8.5       10.8          -
EBIT                                     484        343         41
Thereof    Exploration and
 production                              386        249         55
    Natural gas trading                   98         94          4


    The considerable increase in oil prices in terms of both dollars and euros compared with the same period of 2004 resulted in significantly higher sales (volumes 4%, prices/currencies 28%).

    In the exploration and production business sector, production was slightly higher than in the first quarter of 2004 due to increased oil production in Libya and slightly higher gas volumes.

    At EUR36.30 per barrel, the average price of Brent crude was 42% higher than in the same period of the previous year, resulting in a significant increase in earnings.

    In the natural gas trading business sector, volumes increased further and we acquired new customers. The increase in earnings was due entirely to higher volumes. A gas supply contract was signed with the German energy company Mark-E for a planned combined heat and power plant.

    On April 11, 2005, we signed a memorandum of understanding with our partner Gazprom to jointly produce natural gas in western Siberia and market it in Europe.


    Regions


    - Sales growth in all regions

    - North America: earnings triple

    - Asia: startup of plants in Nanjing and Caojing proceeds as scheduled



Overview           Sales              Sales
 Regions       (location of       (location of    EBIT before special
                  company)          customer)             items
                         Change             Change              Change
Million EUR   2005  2004  in %   2005  2004  in %    2005  2004  in %
1st Quarter
Europe       6,102 5,634     8  5,851 5,387     9   1,134   912    24
    Thereof
     Germany 4,310 3,893    11  2,201 1,949    13     742   654    13
North
 America
 (NAFTA)     2,265 1,918    18  2,243 1,909    17     271    90   201
Asia
 Pacific(A)  1,299 1,099    18  1,366 1,192    15      87    95    (8)
South
 America,
 Africa,
 Middle
 East(A)       417   400     4    623   563    11      71    78    (9)
            10,083 9,051    11 10,083 9,051    11   1,563 1,175    33


    Effective January 1, 2005, companies in Asia are reported in the region "Asia Pacific." South America, which was previously reported as a separate region, is now reported together with the African and Middle Eastern companies in the region "South America, Africa, Middle East."

    Companies in Europe increased sales by 8% in the first quarter of 2005. EBIT before special items rose by EUR222 million to EUR1,134 million. This was due in particular to higher margins and a further reduction of fixed costs in the Chemicals and Plastics segments.

    In Germany, the increase in sales and earnings was due to the improvement in the Oil & Gas segment.

    In North America (NAFTA), sales by location of company improved by 24% in dollar terms. EBIT before special items tripled from EUR90 million to EUR271 million. All segments contributed to this growth. The Chemicals segment performed particularly strongly due to good capacity utilization of the steam cracker in Port Arthur, Texas, combined with favorable margins for cracker products. The Agricultural Products division also posted significantly higher earnings as a result of strong demand for fungicides.

    In Asia Pacific, companies increased sales in local currency terms by 19%. The sales growth was due in particular to MDI and polyurethanes systems in the Polyurethanes division. The new plant for PolyTHF(R) in Caojing, China, successfully started operations, and this will be followed by the THF plant in the second quarter. At our Verbund site in Nanjing, China, the startup of our world-scale plants is also proceeding according to schedule. EBIT before special items was negatively impacted by startup costs for our two new sites.

    In South America, Africa, Middle East, sales by location of company increased by 4% in local currency terms. EBIT before special items declined by EUR7 million to EUR71 million. In South America, sales and earnings in the Agricultural Products division did not reach the previous year's very strong level because dry weather reduced demand for fungicides. The Plastics and Performance Products segments posted higher sales and earnings.


Consolidated Statements of Income


                                          1st Quarter          Year
                                                      Change
Million EUR                          2005     2004     in %      2004
Sales                              10,083    9,051     11.4    37,537
Cost of sales                       6,845    6,140     11.5    25,537
Gross profit on sales               3,238    2,911     11.2    12,000

Selling expenses                    1,004    1,111     (9.6)    4,500
General and administrative
 expenses                             164      171     (4.1)      708
Research and development
 expenses                             283      263      7.6     1,182
Other operating income                126       97     29.9       951
Other operating expenses              414      388      6.7     1,381
Income from operations              1,499    1,075     39.4     5,180
(Expenses)/income from financial
 assets                                71       13    446.2      (598)
Interest result                       (40)     (37)    (8.1)     (162)
Other financial results                14      (16)       .      (117)
Financial result                       45      (40)       .      (877)
Income before taxes and minority
 interests                          1,544    1,035     49.2     4,303

Income taxes                          622      483     28.8     2,206
Net income before minority
 interests                            922      552     67.0     2,097

Minority interests                     61       32     90.6       131
Net income                            861      520     65.6     1,966
Earnings per share (EUR)            1.60     0.94     70.2      3.58
Number of shares, in million
 (weighted)                           537      555     (3.2)      549


    The interim financial statements have not been audited. The financial statements were prepared for the first time in accordance with International Financial Reporting Standards (IFRS); the previous year's figure have been restated (see also the explanations on page 15 ff).


Consolidated Balance Sheets



Assets                   March     March              Dec.
Million EUR               31,       31,      Change    31,      Change
                         2005      2004      in %      2004     in %
Long-term assets
Intangible assets         3,543     4,004    (11.5)    3,610     (1.9)
Property, plant and
 equipment               13,202    13,792     (4.3)   13,007      1.5
Investments accounted
 for using the equity
 method                   1,165     1,670    (30.2)    1,092      6.7
Other financial assets      930       954     (2.5)      941     (1.2)
Deferred taxes            1,185     1,228     (3.5)    1,067     11.1
Other long-term assets      660       575     14.8       598     10.4
                         20,685    22,223     (6.9)   20,315      1.8
Short-term assets
Inventories               4,964     4,470     11.1     4,645      6.9
Accounts receivable,
 trade                    6,589     6,268      5.1     5,861     12.4
Other receivables and
 miscellaneous short-
 term assets              2,224     2,143      3.8     2,073      7.3
Liquid funds              3,007       909    230.8     2,291     31.3
                         16,784    13,790     21.7    14,870     12.9
Total assets             37,469    36,013      4.0    35,185      6.5



Stockholders' equity     March     March              Dec.
 and liabilities          31,       31,      Change    31,      Change
Million EUR              2005      2004      in %      2004     in %
Stockholders' equity
Subscribed capital        1,371     1,417     (3.2)    1,384     (0.9)
Capital surplus           3,037     2,991      1.5     3,022      0.5
Retained earnings        12,749    12,059      5.7    12,154      4.9
Other comprehensive
 income                      11       113    (90.3)     (166)       .
Minority interests          413       357     15.7       347     19.0
                         17,581    16,937      3.8    16,741      5.0
Long-term liabilities
Provisions for
 pensions and similar
 obligations              3,869     3,941     (1.8)    3,866      0.1
Other provisions          2,315     2,335     (0.9)    2,385     (2.9)
Deferred taxes              934       653     43.0       817     14.3
Financial indebtedness    1,966     3,071    (36.0)    1,845      6.6
Other liabilities         1,064     1,069     (0.5)    1,043      2.0
                         10,148    11,069     (8.3)    9,956      1.9
Short-term liabilities
Accounts payable,
 trade                    2,879     2,568     12.1     2,372     21.4
Provisions                2,547     2,422      5.2     2,508      1.6
Tax liabilities           1,110       897     23.7       644     72.4
Financial indebtedness    1,455       418    248.1     1,453      0.1
Other liabilities         1,749     1,702      2.8     1,511     15.8
                          9,740     8,007     21.6     8,488     14.8
Total stockholders'
 equity and
 liabilities             37,469    36,013      4.0    35,185      6.5

Consolidated Statements of Cash Flows


                                                January - March
Million EUR                                        2005          2004
Net income                                          861           520
Depreciation and amortization of long-
 term assets                                        521           547
Changes in net working capital                     (175)          (62)
Miscellaneous items                                (103)          (17)
Cash provided by operating activities             1,104           988
Payments related to tangible and
 intangible fixed assets                           (393)         (458)
Acquisitions/divestitures                           139           (73)
Financial investments and other items                38           (71)
Cash used in investing activities                  (216)         (602)
Proceeds from capital
 increases/(decreases)                             (264)         (165)
Changes in financial indebtedness                   143           (15)
Dividends                                           (19)          (16)
Cash used in financing activities                  (140)         (196)
Net changes in cash and cash equivalents            748           190
Cash and cash equivalents as of beginning
 of year and other changes                        2,094           540
Cash and cash equivalents                         2,842           730
Marketable securities                               165           179
Liquid funds                                      3,007           909


    The previous year's figures were restated due to the transition to IFRS. There were no significant changes.

    As a result of the higher level of net income, cash provided by operating activities increased by 12% in the first quarter to EUR1,104 million. Expansion of our business resulted in an increase in inventories and receivables. Cash used in investing activities led to a cash outflow of EUR216 million compared with EUR602 million in the first quarter of 2004. At EUR393 million, payments related to tangible and intangible fixed assets were below the previous year's level and were significantly lower than the level of amortization and depreciation on fixed assets of EUR521 million. There was a cash inflow due to past acquisition activities; the first quarter of 2004 contained the acquisition of Sunoco's plasticizers business.

    In cash used in financing activities, further share buybacks led to a cash outflow. In the first quarter of 2005, 5,1 million shares were bought back for EUR274 million or an average of EUR53.80 per share. In the course of the year, it is planned to buy back shares for a further EUR1.5 billion.

    Liquid funds increased by EUR716 million to EUR3,007 million, and at EUR3,421 million financial indebtedness rose by EUR123 million compared with the figure at the end of 2004. Net debt declined to EUR414 million.


    Consolidated Statements of Equity



January - March 2005        Number of    Subscribed Capital Retained
Million EUR                 subscribed   capital    surplus  earnings
                             shares
                            outstanding


As of January 1, 2005       540,440,410      1,384   3,022    12,154
Share buyback and
 cancellation of shares
 including own shares
 intended to be cancelled    (5,091,410)       (13)     15      (276)
Capital injection by
 minority interests                   -          -       -         -
Dividends paid                        -          -       -         -
Net income                            -          -       -       861
Change in other
 comprehensive
income                                -          -       -         -
Change in scope of
 consolidation
and other changes                     -          -       -        10
As of March 31, 2005        535,349,000      1,371   3,037    12,749


January - March 2005                Other           Minority    Stock-
Million EUR                         comprehensive  interests  holders'
                                    income(A)                   equity



As of January 1, 2005                           (166)     347  16,741
Share buyback and cancellation of
 shares including own shares
 intended to be cancelled                          -        -    (274)
Capital injection by minority
 interests                                         -       10      10
Dividends paid                                     -      (19)    (19)
Net income                                         -       61     922
Change in other comprehensive
income                                           177       11     188
Change in scope of consolidation
and other changes                                  -        3      13
As of March 31, 2005                              11      413  17,581



January - March 2004        Number of    Subscribed Capital Retained
Million EUR                 subscribed   capital    surplus  earnings
                             shares
                            outstanding
As of January 1, 2004       556,643,410      1,425   2,983     11,673
Share buyback and
 cancellation of shares
 including own shares
 intended to be cancelled    (3,270,000)        (8)      8       (136)
Capital injection by
 minority interests                   -          -       -          -
Dividends paid                        -          -       -          -
Net income                            -          -       -        520
Change in other
 comprehensive
income                                -          -       -          -
Change in scope of
 consolidation
and other changes                     -          -       -          2
As of March 31, 2004        553,373,410      1,417   2,991     12,059


January - March 2004                Other          Minority  Stock-
Million EUR                          comprehensive interests holders'
                                     income(A)                 equity

As of January 1, 2004                          28       403   16,512
Share buyback and cancellation of
 shares including own shares
 intended to be cancelled                       -         -     (136)
Capital injection by minority
 interests                                      -       (29)     (29)
Dividends paid                                  -       (16)     (16)
Net income                                      -        32      552
Change in other comprehensive
income                                         85       (59)      26
Change in scope of consolidation
and other changes                               -        26       28
As of March 31, 2004                          113       357   16,937


    Contains income-neutral changes in equity (in particular, translation adjustments and fair-value changes of financial instruments)


    Segment Reporting


Segments
Million EUR         Sales                     EBITDA
1st Quarter           2005     2004        %    2005     2004        %
Chemicals            1,822    1,582    15.2      544      354    53.7
Plastics             2,800    2,307    21.4      380      274    38.7
Performance
 Products            1,908    1,929    (1.1)     304      294     3.4
Agricultural
 Products &
 Nutrition           1,354    1,441    (6.0)     382      381     0.3
     Agricultural
      Products         959      983    (2.4)     332      302     9.9
     Fine
      Chemicals        395      458   (13.8)      50       79   (36.7)
Oil & Gas            1,840    1,394    32.0      590      429    37.5
Other(A)               359      398    (9.8)    (181)    (118)  (53.4)
                    10,083    9,051    11.4    2,019    1,614    25.1

                    Research and
1st Quarter         development expenses      Assets(B)
Chemicals               27       27     0.0    5,416    5,165     4.9
Plastics                34       31     9.7    6,530    6,168     5.9
Performance
 Products               50       55    (9.1)   4,711    5,073    (7.1)
Agricultural
 Products &
 Nutrition              86       82     4.9    6,700    7,479   (10.4)
     Agricultural
      Products          68       61    11.5    5,402    6,076   (11.1)
     Fine
      Chemicals         18       21   (14.3)   1,298    1,403    (7.5)
Oil & Gas               34       25    36.0    4,017    3,788     6.0
Other(A)                 52       43    20.9   10,095    8,340    21.0
                       283      263     7.6   37,469   36,013     4.0


Segments           Income from operations     Income from operations
Million EUR        before special items       (EBIT)
1st Quarter         2005     2004         %    2005     2004         %
Chemicals            426      251     69.7      426      234     82.1
Plastics             269      155     73.5      268      154     74.0
Performance
 Products            225      210      7.1      224      203     10.3
Agricultural
 Products &
 Nutrition           296      300     (1.3)     304      280      8.6
     Agricultural
      Products       276      254      8.7      284      234     21.4
     Fine
      Chemicals       20       46    (56.5)      20       46    (56.5)
Oil & Gas            484      343     41.1      484      343     41.1
Other(A)            (137)     (84)   (63.1)    (207)    (139)   (48.9)
                   1,563    1,175     33.0    1,499    1,075     39.4

                   Additions to fixed         Amortization and
1st Quarter         assets(C)                 depreciation(C)
Chemicals             88      175    (49.7)     118      120     (1.7)
Plastics              82      102    (19.6)     112      120     (6.7)
Performance
 Products             54       66    (18.2)      80       91    (12.1)
Agricultural
 Products &
 Nutrition            31       55    (43.6)      78      101    (22.8)
     Agricultural
      Products        12       19    (36.8)      48       68    (29.4)
     Fine
      Chemicals       19       36    (47.2)      30       33     (9.1)
Oil & Gas             94       86      9.3      106       86     23.3
Other(A)              13       34    (61.8)      26       21     23.8
                     362      518    (30.1)     520      539     (3.5)


    (A) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged.

    (B) The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, liquid funds, financial receivables, deferred taxes; 1st quarter 2005: EUR8,437 million, 1st quarter 2004: EUR6,707 million).

    (C) Tangible and intangible fixed assets


    Effects of the Transition to International Financial Reporting Standards (IFRS)

    Starting from January 1, 2005, the accounting and reporting of the BASF Group is performed according to IFRS. The effect of retrospective application of IFRS on income and equity of the BASF Group is shown below. The IFRS figures for the year 2004 have not yet been attested by the external auditor.



Overview   1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
 BASF Group 2004        2004        2004        2004       Year 2004
                 German      German      German      German     German
MillionEUR IFRS  GAAP  IFRS  GAAP  IFRS  GAAP  IFRS  GAAP  IFRS  GAAP
Income
from
 operations
 (EBIT)    1,075 1,038 1,250 1,181 1,076   958 1,779 1,679 5,180 4,856
Financial
results     (40)  (60)   12   (23) (127)  (93) (722) (661) (877) (837)
(Expenses)
/income
from
financial
assets(A)    13    (8)   45    26    (2)  (25) (654) (602) (598) (609)
Interest
 result     (37)  (52)  (38)  (49)  (52)  (68)  (35)  (59) (162) (228)
Other
 financial
 results     (16)    -     5     -   (73)    -   (33)    -  (117)    -
Income
before
taxes
and
minority
interests  1,035   978 1,262 1,158   949   865 1,057 1,018 4,303 4,019
Income
 taxes       483   431   514   490   537   482   672   602 2,206 2,005
Minority
 interests    32    32    34    34    46    46    19    19   131   131
Net income   520   515   714   634   366   337   366   397 1,966 1,883
Earnings
 per share  0.94  0.93  1.30  1.15  0.67  0.62  0.67  0.73  3.58  3.43


Including write-downs and losses on sale of participating interests



                                      Mar.    June    Sept.   Dec.
Million EUR                   Jan. 1,  31,     30,     30,     31,
                         Note  2004    2004     2004   2004    2004
Stockholders' equity in
 accordance with
German GAAP                   15,879  16,289  15,991  16,097  15,765
Capitalization of interest
                            a   323     326     326     312     314
Capitalization of software
 developed for internal use
                            b   114     107     101      96      81
Accounting for pensions(A)
                            c  (156)   (139)   (122)   (107)    177
Accounting for provisions
                            d  175     170     167     164     163
Accounting for financial
 instruments
                            e   (10)      4      51      (7)    191
Inventory valuation(A)
                            f    102     102     102     132     12
Reversal of goodwill
 amortization and write-offs
 due to
impairment
                            g    -      31      58      86     109
Other adjustments
                            h   (14)    (14)    (14)    (14)    (13)
Tax effects of planned
 dividend payments
and other tax effects
                            i   46      (5)     (5)    (28)    (58)
Valuation adjustments
 relating to companies
 accounted for
under the equity method
                            j   53      66      79      85       -
Adjustments in accordance
 with IFRS                       633     648     743     719     976
Stockholders' equity in
 accordance with IFRS         16,512  16,937  16,734  16,816  16,741


    Including effects of changes in valuation methods in the 2004
German GAAP annual financial statements


                            1st      2nd      3rd      4th
Million EUR                 Quarter  Quarter  Quarter  Quarter Year
                        Note 2004     2004     2004     2004      2004
EBIT in accordance with
 German GAAP                 1,038    1,181      958    1,679  4,856
Capitalization of interest
                           a  (17)     (16)     (18)     (13)   (64)
Capitalization of software
 developed for internal
 use
                           b   (13)     (10)      (8)     (23)   (54)
Accounting for pensions(A)
                           c    27       28       23      (10)    68
Accounting for provisions
                           d    (7)      (2)       1       21     13
Accounting for financial
 instruments
                           e    (14)      14        1       86     87
Inventory valuation(A)
                           f     -        -       48      (51)    (3)
Reversal of goodwill
 amortization and write-
 offs due to
impairmentg                     41       35       39       36    151
Other adjustments
                           h   (18)     (18)      (5)      17    (24)
Net financing cost of
 pensions                       38       38       37       37    150
Adjustments in accordance
 with IFRS                      37       69      118      100    324
EBIT in accordance with
 IFRS                        1,075    1,250    1,076    1,779  5,180



                            1st      2nd      3rd      4th
Million EUR                  Quarter  Quarter  Quarter  Quarter Year
                        Note  2004     2004     2004     2004     2004
Net income in accordance
 with German GAAP               515      634      337      397  1,883
Capitalization of interest
                            a    1        -       (9)      12      4
Capitalization of software
 developed for internal use
                            b    (8)      (6)      (5)     (14)   (33)
Accounting for pensions(A)
                            c    17       17       15       (6)    43
Accounting for provisions
                            d    (3)      (4)      (3)      (2)   (12)
Accounting for financial
 instruments
                            e     5       32       (8)     104    133
Inventory valuation(A)
                            f     -        -       30      (32)    (2)
Reversal of goodwill
 amortization and write-
 offs due to
impairment
                            g    31       27       28       27    113
Other adjustments
                            h    -        -       (1)       1      -
Tax effects of planned
 dividend payment and other
 tax effects
                            i   (51)       -      (24)     (36)  (110)
Valuation adjustments
 relating to companies
 accounted for
under the equity method
                            j   13       13        6      (85)   (53)
Adjustments in accordance
 with IFRS                        5       80       29      (31)    83
Net income in accordance
 with IFRS                      520      714      366      366  1,966


    Including effects of changes in valuation methods in the 2004
German GAAP annual financial statements

    Explanations of the transition in accounting and valuation methods to IFRS The accounting and reporting of the BASF Group was done according to German GAAP for the periods up to and including the 2004 annual financial statements. International Financial Reporting Standards (IFRS) were taken into account to the greatest extent possible. Due to the EU regulation enacted on July 19, 2002, BASF, as a listed company, was required to change its reporting. Effective January 1, 2005, BASF converted its accounting completely to IFRS in compliance with IFRS 1 "First-time Adoption." The previous year's figures were adjusted accordingly. Effects of this transition were netted against equity as of January 1, 2004. Changes compared with the prior accounting methodology are described below:


    (a) Capitalization of construction period interest

    For qualifiying assets with a lengthy construction period, interest on the project expenditures up to the point it is placed in service can be capitalized. Construction period interest was previously not capitalized, in conformance with German GAAP. According to U.S. GAAP, capitalization of construction period interest is required. In order to avoid a difference between IFRS and U.S. GAAP, construction period interest is capitalized in these financial statements. The amortization of capitalized construction period interest reduced EBIT (first quarter 2004: EUR17 million, full year 2004: EUR64 million), whereas the capitalization of construction period interest increased the financial result (first quarter 2004:
EUR17 million, full year 2004: EUR59 million). The assets of the Chemicals and Plastics segments in particular increased as a result of the capitalization.

    (b) Capitalization of internally generated intangible assets

    This item contains costs for software that is internally developed and used. These costs are to be capitalized and depreciated as an intangible asset according to IFRS. German GAAP did not allow internally generated intangible fixed assets to be capitalized. IAS 38 "Intangible Assets" covers the capitalization of development costs. Due to the stringent capitalization requirements, there has been no capitalization of development costs to date.

    (c) Pension accounting

    The accounting treatment of direct pension obligations was already performed in accordance with IAS 19 "Employee Benefits" in the 2004 annual financial statements. This led to a new valuation whereby deferred actuarial gains and losses due to deviations from actuarial assumptions were netted out against retained earnings. In addition, certain pension obligations were financed via legally independent plans, especially BASF Pensionskasse VVaG. Since BASF as the sponsoring entity maintains guarantees, these plans are treated under IFRS as defined benefit plans, and are to be included in the Group financial statements. The inclusion of these pension plans was not possible in the German GAAP financial statements. From now on, they will be accounted for according to IAS 19, retrospective from January 1, 2004. Deferred actuarial gains and losses were not included in accordance with the option under IFRS 1 "First-time Adoption." In addition, the financing cost for pensions and other personnel obligations was netted against the expected returns on plan assets (first quarter 2004: EUR38 million, full year 2004: EUR150 million) and shown in "Other financial results" rather than before EBIT.

(d) Accounting for provisions

These transition items contain the following differences:

    - Under German GAAP, provisions were established for omitted maintenance and repairs, and for mandated modifications in connection with the operation of production facilities. According to IFRS, these items are to be expensed as incurred. - Provisions for certain environmental measures and recultivation measures have to be capitalized under IFRS in the amount of the expected expense, thereby increasing the acquisition costs of the affected assets. According to German GAAP, costs were accrued over the useful life of the asset, in contrast to IFRS, where such costs are depreciated following capitalization. - According to German GAAP, provisions were accrued for cyclical overhauls, which were to be carried out at specific intervals. According to IFRS, the expenditures are to be capitalized, and depreciated over the interval between cyclical overhauls. - Long-term provisions are to be discounted according to IFRS, whereas under German GAAP, they were reported at nominal value.

(e) Accounting for financial instruments

    Accounting under IFRS requires derivatives to be accounted for at fair value and shown as other assets and liabilities on the balance sheet. Provided that the conditions for hedge accounting are not fulfilled, changes in the fair value will affect income, just as with corresponding gains and losses in the underlying instrument. Gains from swaps and forward contracts were accounted for upon maturity under German GAAP. Unrealized losses, however, were immediately recognized in income within other provisions. According to German GAAP, long-term receivables and liabilities in foreign currencies were to be valued at the initial exchange rate, or at the exchange rate on the date of the financial statements; the lower rate in the case of receivables, or higher rate in the case of liabilities. According to IFRS, valuation is always made at the exchange rate on the date of the financial statements. Available-for-sale securities are to be valued at their fair value on the date of the financial statements. Changes in the fair value are shown as a component of equity (Other comprehensive income) up until the point of disposal of the securities. In German GAAP financial statements such securities are valued at acquisition cost, or lower fair value on the date of the financial statements, with valuation changes immediately affecting income.

(f) Inventory valuation

    Since the LIFO method is not allowed under IFRS, inventory valuation method was changed for the 2004 annual financial statements to the average cost method, which is allowed under IFRS.

    According to German GAAP, raw materials and supplies are to be discounted based on lower replacement costs. According to IFRS, valuation adjustments may only be made in the event of a lower net realizable value of the inventories. (g) Elimination of goodwill amortization, and impairment-only approach Goodwill was formerly amortized over its expected useful life, according to German GAAP. According to IFRS 3 "Business Combinations," goodwill is to be examined annually in accordance with IAS 36 "Impairment of Assets" to determine if a write-down is necessary. Due to IFRS 1 "First-time Adoption," in conjunction with IFRS 3 "Business Combinations," annual amortization is no longer permitted effective January 1, 2004. According to impairment tests carried out at the transition date and at year-end 2004, impairment write-downs were not necessary. In particular, earnings in the Agricultural Products division improved as a result of the elimination of goodwill amortization (first quarter of 2004: EUR25 million, full year 2004: EUR96 million).

    (h) Other adjustments

    These relate primarily to the treatment of investment subsidies that may not be immediately credited to income according to IFRS, but instead reduce the acquisition costs of the respective assets, as well as to reclassifications in the income statement.

    (i) Tax effects of planned dividend distributions and other tax effects

    According to IFRS, in 2004, based on the updated financial plan and taking into account a change in German corporate income tax law (Section 8b KStG), deferred taxes were accrued for the tax effects of planned dividend distributions from Group companies.

    (j) Valuation adjustments for companies accounted for under the equity method

    The IFRS valuation adjustments especially concern the capitalization and amortization of internally developed and used software, as well as construction period interest for companies accounted for under the equity method. Due to the valuation adjustments, the book value of these financial assets as of January 1, 2004 was higher under IFRS than under German GAAP. The negative reconciliation item to net income under ifrs was associated with write-downs on these financial assets.

    Changes in presentation

    Presentation of the income statement and balance sheet is made in accordance with IAS 1 "Presentation of Financial Statements." Certain individual items were combined for clarity, and detailed separately only in the Notes to the Consolidated Financial Statements:

    - Balance sheet

    IFRS requires a differentiation between long and short-term assets, in contrast to German GAAP, where a breakdown by fixed assets versus current assets was required. The item "Investments accounted for using the equity method" contains, in particular, the stake in the Basell joint venture that is scheduled for divestiture. In equity, the new item "Other Comprehensive Income" is presented to account for changes that do not affect income. The option under IFRS 1 to net the translation adjustment against retained earnings and net profit as of January 1, 2004 was exercised. Liabilities are segmented according to maturity under IFRS, whereas under German GAAP it was segmented by provisions and liabilities.

    - Income statement

    Financing costs for pensions and other personnel obligations netted against the expected returns from plan assets are presented in an item "Other financial results" according to IFRS, rather than before EBIT. This item also contains the capitalization of construction period interest, the discounting of other provisions as well as changes in fair value of interest derivatives.


    Segment reporting in accordance with IFRS


EBITDA      1st Quarter 2nd Quarter  3rd Quarter 4th Quarter
             2004        2004        2004        2004       Year 2004
                  German      German      German      German    German
Million EUR IFRS GAAP IFRS GAAP IFRS GAAP IFRS GAAP IFRS GAAP Chemicals 354 335 459 441 469 419 575 551 1,857 1,746
Plastics     274   265   292   280   293   268   334   337 1,193 1,150
Performance
 Products    294   279   321   305   307   283   581   575 1,503 1,442
Agri-
cultural
 Products &
 Nutrition   381   370   375   362    86    65   251   249 1,093 1,046
 Agri-
cultural
 Products    302   297   306   300    45    33   234   230   887   860
 Fine
Chemicals     79    73    69    62    41    32    17    19   206   186
Oil & Gas    429   426   443   440   582   578   644   631 2,098 2,075
Thereof
 Exploration
and
production   304   300   351   351   463   459   521   506 1,639 1,616
Natural gas
 trading     125   126    92    89   119   119   123   125   459   459
Other      (118)  (95)  (75)  (84)  (58)  (53)  189    99   (62) (133)
           1,614 1,580 1,815 1,744 1,679 1,560 2,574 2,442 7,682 7,326




Income from
 operations
before
special     1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
items        2004        2004        2004        2004       Year 2004
Million           German      German      German      German    German
EUR         IFRS  GAAP  IFRS  GAAP  IFRS  GAAP  IFRS  GAAP  IFRS  GAAP
Chemicals    251   245   340   333   367   331   419   425 1,377 1,334
Plastics     155   150   180   172   180   158   237   247   752   727
Performance
 Products    210   196   233   217   216   192   191   185   850   790
Agri-
cultural
 Products &
 Nutrition  300   269   273   241     4   (36)  186   171   763   645
 Agri-
cultural
 Products    254   227   239   212   (11)  (44)  184   161   666   556
  Fine
Chemicals     46    42    34    29    15     8     2    10    97    89
Oil & Gas    343   343   339   339   459   458   512   507 1,653 1,647
Thereof
 Exploration
and
production   249   247   278   279   371   369   418   410 1,316 1,305


Natural
gas
trading       94    96    61    60    88    89    94    97   337   342
Other       (84)  (65)  (99) (105)  (54)  (49)   59   (31) (178) (250)
           1,175 1,138 1,266 1,197 1,172 1,054 1,604 1,504 5,217 4,893



Income from
 operations 1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
 (EBIT)     2004        2004        2004        2004       Year 2004
                German German German German German Million EUR IFRS GAAP IFRS GAAP IFRS GAAP IFRS GAAP IFRS GAAP Chemicals 234 228 335 328 338 302 377 383 1,284 1,241
Plastics     154   149   171   163   169   147   200   210   694   669
Performance
Products     203   189   230   214   214   190   481   475 1,128 1,068
Agri-
cultural
Products
&
Nutrition    280   249   268   236   (26)  (66)  136   121   658   540
  Agri-
cultural
Products     234   207   235   208   (29)  (62)  162   139   602   492
     Fine
Chemicals     46    42    33    28     3    (4)  (26)  (18)   56    48
Oil & Gas    343   343   346   346   459   458   495   490 1,643 1,637

Thereof
Exploration
and
production   249   247   285   286   371   369   401   393 1,306 1,295
  Natural
gas
trading       94    96    61    60    88    89    94    97   337   342
Other      (139) (120) (100) (106)  (78)  (73)   90     -  (227) (299)
           1,075 1,038 1,250 1,181 1,076   958 1,779 1,679 5,180 4,856



Research and      1st       2nd       3rd       4th
 development       Quarter   Quarter   Quarter   Quarter
expenses           2004      2004      2004      2004     Year 2004
                      German    German    German    German      German
Million EUR       IFRS GAAP IFRS GAAP  IFRS GAAP  IFRS GAAP  IFRS GAAP
Chemicals          27    28  25    27  26    27  20    22    98   104
Plastics           31    32  33    33  35    36  37    37   136   138
Performance
 Products          55    56  55    56  61    62  46    47   217   221
Agricultural
 Products &
 Nutrition         82    83  85    86  91    92 104   104   362   365
     Agricultural
      Products     61    61  63    64  67    67  81    81   272   273
     Fine
      Chemicals    21    22  22    22  24    25  23    23    90    92
Oil & Gas          25    25  37    37  49    50  88    86   199   198
     Thereof
      Exploration
      and
      production   25    25  37    37  49    50  88    86   199   198
          Natural
           gas
           trading  -     -   -     -   -     -   -     -     -     -
Other              43    36  43    36  47    41  37    34   170   147
                  263   260 278   275 309   308 332   330 1,182 1,173



Assets         1st Quarter   2nd Quarter   3rd Quarter
                2004          2004          2004         Year 2004
                      German        German        German        German
Million EUR    IFRS   GAAP   IFRS   GAAP   IFRS   GAAP   IFRS   GAAP
Chemicals       5,165  4,911  5,373  5,124  5,374  5,105  5,219  5,008
Plastics        6,168  5,985  6,216  6,032  6,426  6,231  6,187  6,044
Performance
 Products       5,073  4,919  5,090  4,934  5,082  4,919  4,538  4,426
Agricultural
 Products &
 Nutrition      7,479  7,320  7,116  6,933  6,549  6,338  6,293  6,118
     Agri-
cultural
Products        6,076  5,969  5,693  5,563  5,211  5,053  4,985  4,849
     Fine
      Chemicals 1,403  1,351  1,423  1,370  1,338  1,285  1,308  1,269
Oil & Gas       3,788  3,598  3,726  3,536  3,940  3,743  4,063  3,876
 Thereof
  Exploration
and
production      1,830  1,761  1,857  1,787  1,897  1,818  1,943  1,829
 Natural
gas
trading         1,958  1,837  1,869  1,749  2,043  1,925  2,120  2,047
Other           8,340  8,336  8,166  8,084  8,732  8,892  8,885  8,444
               36,013 35,069 35,687 34,643 36,103 35,228 35,185 33,916



Additions to fixed 1st       2nd       3rd       4th
 assets            Quarter   Quarter   Quarter   Quarter
                   2004      2004      2004      2004     Year 2004
                      German    German    German    German      German
Million EUR       IFRSGAAP  IFRSGAAP  IFRSGAAP  IFRSGAAP  IFRS  GAAP
Chemicals         175   166 143   141 114   107 169   141   601   555
Plastics          102    98 110   105 102   100 159   151   473   454
Performance
 Products          66    63  68    66  62    58 108    99   304   286
Agricultural
 Products &
 Nutrition         55    53  56    49  60    54  82    76   253   232
     Agricultural
      Products     19    18  17    15  22    20  42    42   100    95
     Fine
      Chemicals    36    35  39    34  38    34  40    34   153   137
Oil & Gas          86    80  58    55 120   109 124   130   388   374
     Thereof
      Exploration
      and
      production   82    77  58    55 105    94  84    91   329   317
          Natural
           gas
           trading  4     3   -     -  15    15  40    39    59    57
Other              34    33  31    30  33    32  46    44   144   139
                  518   493 466   446 491   460 688   641 2,163 2,040



Amortization and  1st       2nd       3rd       4th
 depreciation(A)  Quarter   Quarter   Quarter   Quarter
                   2004      2004      2004      2004     Year 2004
                    German    German    German    German      German
Million EUR       IFRSGAAP  IFRSGAAP  IFRSGAAP  IFRSGAAP  IFRS  GAAP
Chemicals         120   107 124   113 131   117 198   168   573   505
Plastics          120   116 121   117 124   121 134   127   499   481
Performance
 Products          91    90  91    91  93    93 100   100   375   374
Agricultural
 Products &
 Nutrition        101   121 107   126 112   131 115   128   435   506
     Agricultural
      Products     68    90  71    92  74    95  72    91   285   368
     Fine
      Chemicals    33    31  36    34  38    36  43    37   150   138
Oil & Gas          86    83  97    94 123   120 149   141   455   438
     Thereof
      Exploration
      and
      production   55    53  66    65  92    90 120   113   333   321
          Natural
           gas
           trading 31    30  31    29  31    30  29    28   122   117
Other              21    25  25    22  20    20  99    99   165   166
                  539   542 565   563 603   602 795   763 2,502 2,470


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.


-  Important Dates


-  August 3, 2005
   Interim Report Second Quarter 2005

-  November 2, 2005
   Interim Report Third Quarter 2005

-  February 22, 2006
   Financial Results 2005

-  May 4, 2006
   Annual Meeting, Mannheim
   Interim Report First Quarter 2006

-  Contacts


-  Corporate Media Relations:
   Michael Grabicki
   Phone:  +49 621 60-99938
   Fax:    +49 621 60-92693
   E-mail: michael.grabicki@basf-ag.de

-  Investor Relations:
   Magdalena Moll
   Phone:  +49 621 60-48230
   Fax:    +49 621 60-92693
   E-mail: investorrelations@basf-ag.de

-  General inquiries:
   Phone:  +49 621 60-0
   Fax:    +49 621 60-42525
   E-mail: info.service@basf-ag.de

-  Internet: www.basf.com

-  BASF Aktiengesellschaft
   67056 Ludwigshafen
   Germany



Publisher:
BASF Aktiengesellschaft
Communications BASF Group
67056 Ludwigshafen
Germany


You can find HTML versions of this and
other publications from BASF on our
homepage at www.basf.com.

You can also order reports:
- by telephone: +49 621 60-91827
- by fax: +49 621 60-20162
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    CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BASF Aktiengesellschaft


Date: April 28, 2005     By: /s/ Elisabeth Schick
                                 ------------------------------------
                                 Name: Elisabeth Schick
                                 Title: Director Site Communications
                                 Ludwigshafen and Europe


                                 By: /s/ Christian Schubert
                                 ------------------------------------
                                 Name: Christian Schubert
                                 Title: Director Corporate Communications
                                 BASF Group